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August 23, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Donald E. Field, Esq.

Re: Yew Bio-Pharm Group, Inc. Form 10-12G, Filed May 8, 2012, Amendment No.1 to Form 10-12G, Filed June 29, 2012,SEC File No. 000-54701

Dear Mr. Field:

We refer to that certain letter dated July 16, 2012 (the “July 16 Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission with respect to the above-captioned filings. On behalf of our client, Yew Bio-Pharm Group, Inc. (the “Company”), we respectfully advise the Staff that in considering the Staff’s comment regarding inventory of the Company’s handicraft segment, the Company is in the process of reviewing thoroughly the treatment of such inventory and expects to make certain changes in the way this inventory has previously been treated in the financial statements.

The Company’s Chief Financial Officer believes that this work can be completed internally within the next few weeks. It may be necessary for portions of the Company’s financial statements to be re-audited. Accordingly, the Company believes that it will be able to file Amendment No.2 to the Registration Statement on Form 10, together with its full response to the July 16 Comment Letter, on or before Friday, September 14, 2012.

The Company appreciates the Staff’s accommodation to allow it an opportunity to focus on this issue and present the handicraft inventory in the most appropriate manner.

If you have any questions regarding this matter, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Lance Jon Kimmel

Lance Jon Kimmel